FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, July 07, 2020

Ger. Gen. No.10 / 2020

Mr. Joaquín Cortés Huerta

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Chilean Securities Market Law No. 18,045, and as established under Chilean General Norm No.30 of the Financial Market Commission (“CMF” in Spanish), and as duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), I hereby attach as significant event, the press release (“Comunicato Stampa”) issued today by our parent company, Enel S.p.A., in which it reports having increased its shareholding in Enel Chile S.A. through the acquisition of American Depositary Shares (ADSs) and ordinary shares, reaching a 64.9% stake in Enel Chile S.A., in line with what was previously reported to the market. More details in the "Comunicato Stampa" attached. A free translation of the aforementioned "Comunicato Stampa" into Spanish is also included.

Sincerely,

Paolo Pallotti

Chief Executive Officer

Enel Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

Media Relations T +39 06 8305 5699 ufficiostampa@enel.com enel.com	Investor Relations T +39 06 8305 7975 investor.relations@enel.com enel.com

ENEL reaches 64.9% OF ENEL CHILE’S SHARE CAPITAL

  Enel has increased its shareholding in Enel Chile by an additional 3%, in line with Enel Group’s announced objective to increase its stake in the Group’s companies operating in South America, buying out minorities

Rome, July 7th, 2020 – Enel S.p.A. (“Enel”) has increased its stake in its Chilean subsidiary Enel Chile S.A. (“Enel Chile”) to 64.9% of the company’s share capital, by settling two share swap transactions (the “Swap Transactions”) entered into in December 2019 with a financial institution to acquire up to 3% of the share capital of Enel Chile, announced to the financial markets at the time.

Pursuant to the Swap Transactions, Enel has acquired:

•         1,502,106,759 shares of Enel Chile common stock; and

•         11,457,799 Enel Chile American depositary shares (“ADSs”), each representing 50 shares of Enel Chile common stock.

The above-mentioned securities represent, in the aggregate, 3% of Enel Chile’s share capital.

In accordance with the Swap Transactions, the total price paid for the shares of Enel Chile common stock and ADSs amounts to approximately 174 million US dollars, equal to around 154 million euros1, and was funded through internal cash flow generation.

The above-mentioned transactions are in line with the Enel Group’s announced objective to increase its stake in the Group’s companies operating in South America, buying out minorities.

1 Based on exchange rates as of July 3rd, 2020.

2

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

Media Relations T +39 06 8305 5699 ufficiostampa@enel.com enel.com	Investor Relations T +39 06 8305 7975 investor.relations@enel.com enel.com

ENEL ALCANZA EL 64,9% DEL CAPITAL DE ENEL CHILE

  Enel ha aumentado su participación en Enel Chile en un 3% adicional, en línea con el objetivo anunciado del Grupo Enel de aumentar su participación en las compañías que operan en América del Sur, comprando participaciones de minoritarios.

Roma, 7 de julio de 2020 – Enel S.p.A. (“Enel”) ha aumentado su participación en su filial chilena Enel Chile S.A. (“Enel Chile”) alcanzando un 64,9% del capital social de dicha compañía, a través de la liquidación de dos operaciones de swaps de acciones (las “Transacciones de Swap”) celebrados en diciembre de 2019 con una institución financiera para adquirir hasta el 3% del capital social de Enel Chile, tal como se anunció al mercado en dicha oportunidad.

A través de las Transacciones de Swap, Enel ha adquirido:

•         1.502.106.759 acciones ordinarias de Enel Chile; y

•         11.457.799 American depositary shares (“ADSs”) de Enel Chile, cada uno representando 50 acciones ordinarias de Enel Chile.

Los valores arriba indicados representan, en el agregado, el 3% del capital social de Enel Chile.

De acuerdo con las Transacciones de Swap, el precio total pagado por las acciones ordinarias y ADSs de Enel Chile asciende a aproximadamente US$174 millones, lo que equivale a alrededor de €154 millones2, lo que se financió a través de la generación interna de flujo de efectivo.

Las transacciones mencionadas están en línea con el objetivo anunciado del Grupo Enel de aumentar su participación en las compañías que operan en América del Sur, a través de la compra de participaciones minoritarias.

2 De acuerdo a los tipos de cambios al 3 de julio de 2020.

3

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: July 7, 2020